Shareholder Meeting Results (unaudited)

The Annual Meeting of Shareholders of Churchill
Tax-Free Fund of Kentucky (the "Fund") was held on
April 23, 2004.  The holders of shares representing
83% of the total net asset value of the shares entitled to vote were present in person or by proxy. At the meeting, the following matters were voted upon and approved by the shareholders (the resulting votes are presented below).

1.     To elect Trustees.

	Number of Votes:

	Trustee			For			Withheld
   	Lacy B. Herrmann		22,303,658		172,251
	Thomas A. Christopher	22,328,274		147,635
	Douglas Dean		22,327,387		148,522
	Diana P. Herrmann		22,291,891		184,018
	Theodore T. Mason		22,317,207		158,702
	Anne J. Mills		22,322,909		153,000
	William J. Nightingale	22,318,699		157,210
	James R. Ramsey		22,304,012		171,897

2. To ratify the selection of KPMG LLP as the Fund's independent auditors.

	Number of Votes:

	For				Against		Abstain
	22,029,198			51,340		395,370